The information in this preliminary pricing supplement is not complete and may be changed.

Preliminary Pricing Supplement       SUBJECT TO COMPLETION        August 5, 2009

                   Pricing Supplement dated August [ ], 2009,
             to the Product Prospectus Supplement dated May 7, 2009,
                    the Prospectus dated January 5, 2007 and
                the Prospectus Supplement dated February 28, 2007

  [RBC LOGO]                     $

                                 Royal Bank of Canada


                                 Enhanced Return Notes Linked to the S&P 500(R) Index, due February 22, 2011



Royal Bank of Canada is offering enhanced return notes (the "Notes") linked to the performance of the Reference Asset named below. The prospectus dated January 5, 2007, the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated May 7, 2009, describe terms that will apply generally to the Notes, including any notes you purchase. Capitalized terms used but not defined in this pricing supplement shall have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control. The Notes vary from the terms described in the product prospectus supplement in several important ways. You should read this pricing supplement carefully. In particular, you should understand that your return on the Notes will not exceed 22% of their Principal Amount.


Issuer:                       Royal Bank of Canada ("Royal Bank").

Issue:                        Senior Global Medium-Term Notes, Series C

Underwriter:                  RBC Capital Markets Corporation.

Reference Asset:              Standard and Poor's 500(R) Index

Bloomberg Ticker:             SPX

Currency:                     U.S. Dollars.

Minimum Investment:           $1,000, and $1,000 increments in excess thereof.
                              (the "Principal Amount")

Term:                         The term on your note is approximately eighteen
                              (18) months.

Pricing Date:                 August 18, 2009

Issue Date:                   August 21, 2009

CUSIP:                        78008HBM1

Payment at Maturity (if       Payment at Maturity will be based on the
held to maturity):            performance of the Reference Asset and will be
                              calculated using the following formula:

                              If the Final Level is greater than or equal to the Initial Level, then, at maturity, the investor will receive the lesser of:

                                  1.   Principal Amount + (Principal Amount x
                                       Percentage Change x Leverage Factor); and
                                  2.   Maximum Redemption Amount

                              If the Final Level is less than the Initial Level, then, at maturity, the investor will receive less than all of the Principal Amount, in an amount equal to:

                              Principal Amount  +  (Principal Amount x
                              Percentage Change)

Percentage Change:            The Percentage Change, expressed as a percentage,
                              is calculated using the following formula:

                                         Final Level - Initial Level
                                         ---------------------------
                                                Initial Level

Valuation Date:               February 16, 2011, subject to extension for market
                              and other disruptions.

Maturity Date:                February 22, 2011, subject to extension for market
                              and other disruptions.

Initial Level:                [  ] The closing level of the Reference Asset on
                              the Pricing Date.

Final Level:                  The closing level of the Reference Asset on the
                              Valuation Date.

Maximum Redemption            122% multiplied by the Principal Amount
Amount:

Leverage Factor:              500% (subject to Maximum Redemption Amount)

Principal at Risk:            The Notes are NOT principal protected. You may
                              lose up to your entire portion of your Principal
                              Amount at maturity if there is a decrease in the level of the Reference Asset from the Pricing Date to the Valuation Date.

U.S. Tax Treatment:           By purchasing a note, each holder agrees (in the
                              absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Notes as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes. However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue
                              Service could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence.

                              For further discussion of the U.S. federal tax consequences applicable to the Notes, please see the discussion in the prospectus, the prospectus supplement and the product prospectus supplement which applies to your investment in the Notes.

Secondary Market:             RBC Capital Markets Corporation (or one of its
                              affiliates), though not obligated to do so, plans to maintain a Secondary Market in the Notes after the Issue Date. The amount that investors may receive upon sale of their Notes prior to maturity may be less than the Principal Amount of their Notes.

Listing: The notes will not be listed on any securities exchange or quotation system.

Clearance and                 DTC global (including through its indirect
Settlement:                   participants Euroclear and Clearstream, Luxembourg
                              as described under "Description of Debt
                              Securities--Ownership and Book-Entry Issuance" in the prospectus dated January 5, 2007).

Terms Incorporated in         All of the terms appearing above the item
the Master Note:              captioned "Secondary Market" on page p-2 of this
                              pricing supplement and the terms appearing under the caption "General Terms of the Notes" in the product prospectus supplement dated May 7, 2009, as modified by this pricing supplement.

Investing in the Notes involves a number of risks. See "Risk Factors" beginning on page S-1 of the prospectus supplement dated February 28, 2007 and "Additional Risk Factors Specific to Your Notes" beginning on page PS-4 of the product prospectus supplement dated May 7, 2009.

The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the "FDIC") or any other Canadian or U.S. government agency or instrumentality. The Notes are not guaranteed under the FDIC's Temporary Liquidity Guarantee Program.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes are not offered or sold and will not be offered or sold in Hong Kong, other than (i) to persons whose ordinary business is to buy or sell shares or debentures (whether as principal or agent); or (ii) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (iii) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance.

No advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted top do so under the securities laws of Hong Kong) will be issued other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

                                                                                              Per note           Total
                                                                                              --------           -----
Price to public.......................................................................     100%             $
Underwriting discounts and commission.................................................     %                $
Proceeds to Royal Bank................................................................     %                $

The price to purchasers who maintain accounts with participating dealers in which only asset-based fees are charged is __% and the concession paid to such dealers is __%. The price at which you purchase the Notes includes hedging costs and profits that Royal Bank or its affiliates expect to incur or realize. These costs and profits will reduce the Secondary Market price, if any Secondary Market develops, for the Notes. As a result, you may experience an immediate and substantial decline in the value of your Notes on the issue date.

If the Notes priced today, RBC Capital Markets Corporation, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, would receive a commission of approximately $20.00 per $1,000 Principal Amount of the Notes and would use a portion of that commission to allow selling concessions to other dealers of approximately $20.00 per $1,000 Principal Amount of the Notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. If the Notes priced today, the price of the Notes would also include a profit of $13.50 per $1,000 Principal Amount earned by Royal Bank of Canada in hedging its exposure under the notes. In no event will the total of the commission received by RBCCM, which includes concessions to be allowed to other dealers, and the hedging profits of Royal Bank Canada, exceed $45.00 per $1,000 Principal Amount of the Notes.

We may use this pricing supplement in the initial sale of Notes. In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

                         ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated January 5, 2007, as supplemented by the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated May 7, 2009, relating to our Senior Global Medium-Term Notes, Series C, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the prospectus supplement dated February 28, 2007 and "Additional Risk Factors Specific to Your Notes" in the product prospectus supplement dated May 7, 2009, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 5, 2007:
http://www.sec.gov/Archives/edgar/data/1000275/000090956707000025/
o34295e424b3.htm

Prospectus Supplement dated February 28, 2007:
http://www.sec.gov/Archives/edgar/data/1000275/000090956707000285/
o35030e424b3.htm

Product Prospectus Supplement dated May 7, 2009:
http://www.sec.gov/Archives/edgar/data/1000275/000121465909001144/a5694424b5.txt

Our SEC file number is 333-139359. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to Royal Bank of Canada.

                              Hypothetical Returns

The examples set out below are included for illustration purposes only. The hypothetical levels of the Reference Asset used to illustrate the calculation of the Payment at Maturity are not estimates or forecasts of the Initial Level, the Final Level or the level of the Reference Asset on the Valuation Date or on any trading day prior to the Maturity Date. All examples assume that a holder has purchased the Notes with an aggregate Principal Amount of $1,000, a Leverage Factor of 500% (subject to the Maximum Redemption Amount), a Maximum Redemption Amount of 122% multiplied by the Principal Amount and that no extraordinary event has occurred.



Example 1--   Calculation of the Payment at Maturity where the Percentage Change is positive.
              Percentage Change:         2%
              Payment at Maturity        $1,000 + [$1,000 x (2% x 500%)] =
                                         $1,000 + $100 = $1,100
              On a $1,000 investment, a 2% Percentage Change results in a Payment at Maturity of $1,100, a 10% return on the Notes.



Example 2--   Calculation of the Payment at Maturity where the Percentage Change is positive (and subject to the Maximum Redemption Amount).
              Percentage Change:         30%
              Payment at Maturity        $1,000 + [$1,000 x (30% x 500%)] =
                                         $1,000 + $1,500 = $2,500, but the
                                         Maximum Redemption Amount is $1,220.
              On a $1,000 investment, a 30% Percentage Change results in a Payment at Maturity of $1,220, a 22% return on the Notes.



Example 3--   Calculation of the Payment at Maturity where the Percentage Change is negative (less than 0%).
              Percentage Change:         -10% Payment at Maturity $1,000 +
                                         ($1,000 x -10%) = $1,000 - $100 = $900
              On a $1,000 investment, a -10% Percentage Change results in a Payment at Maturity of $900, a -10% return on the Notes.

              ADDITIONAL INFORMATION REGARDING THE REFERENCE ASSET

     Please refer to the description of the Reference Asset included in the Reference Asset on page PS-51 of the product prospectus supplement.

                             Historical Information

The graph below sets forth the historical performance of the Reference Asset. In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing levels of the Reference Asset. The information provided in this table is for the four calendar quarters of 2006, 2007, 2008, the first and second quarters of 2009, as well as for the period from July 1, 2009 through August 4, 2009.

We obtained the information regarding the historical performance of the Reference Asset in the chart below from Bloomberg Financial Markets and Factset Research Systems Inc.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets and Factset Research Systems Inc. The historical performance of the Reference Asset should not be taken as an indication of future performance, and no assurance can be given as to the level of the Reference Asset on the Final Valuation Date. We cannot give you assurance that the performance of the Reference Asset will result in any return in addition to your initial investment.

                                     S&P 500
                                   ('00 - '09)
                                 [CHART OMITTED]



                                              High Intra-Day           Low Intra-Day            Period-End
                                               Level of the             Level of the         Closing Level of
   Period-Start          Period-End           Reference Asset        Reference Asset in        the Reference
       Date                 Date                   in ($)                    ($)                Asset in ($)
       ----                 ----                   ------                    ---                ------------
     1/1/2006             3/31/2006               1310.88                  1245.74                 1294.83
     4/1/2006             6/30/2006               1326.7                   1219.29                 1270.2
     7/1/2006             9/29/2006               1340.28                  1224.54                 1335.85
    9/30/2006            12/29/2006               1431.81                  1327.1                  1418.3

     1/1/2007             3/30/2007               1461.57                  1363.98                 1420.86
    3/31/2007             6/29/2007               1540.56                  1416.37                 1503.35
    6/30/2007             9/28/2007               1555.9                   1370.6                  1526.75
    9/29/2007            12/31/2007               1576.09                  1406.1                  1468.36

     1/1/2008             3/31/2008               1471.77                  1256.98                 1322.7
     4/1/2008             6/30/2008               1440.24                  1272                    1280
     7/1/2008             9/30/2008               1313.15                  1106.42                 1166.36
    10/1/2008            12/31/2008               1167.03                   741.02                  903.25

     1/1/2009             3/31/2009                943.85                   666.79                  797.87
     4/1/2009             6/22/2009                956.23                   783.32                  919.32
     7/1/2009              8/4/2009               1007.12                   869.32                 1005.65


              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

                        Supplemental Plan of Distribution

We expect that delivery of the Notes will be made against payment for the Notes on or about August 21, 2009, which is the third business day following the Pricing Date (this settlement cycle being referred to as "T+3"). See "Plan of Distribution" in the prospectus supplement dated February 28, 2007.

     No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement or the accompanying prospectus, prospectus supplement or product prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or the Underwriter. This pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.





                                        $

                                   [RBC LOGO]
                              Royal Bank of Canada

                    Senior Global Medium-Term Notes, Series C

   Enhanced Return Notes Linked to the S&P 500(R) Index due February 22, 2011

                                August [ ], 2009